As filed with the Securities and Exchange Commission on August 15, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Jones Lang LaSalle Income Property Trust, Inc.

(Name of Subject Company (Issuer))

Jones Lang LaSalle Income Property Trust, Inc.

(Name of Filing Person (Offeror and Issuer))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

C. Allan Swaringen Chief Executive Officer and President 200 East Randolph Drive Chicago, Illinois 60601 (312) 782-5800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Gordon G. Repp

General Counsel

200 East Randolph Drive

Chicago, Illinois 60601

(312) 782-5800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$25,000,000 (a)	$2,865 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per million of the aggregate amount of cash offered by the Company.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Jones Lang LaSalle Income Property Trust, Inc., a Maryland corporation (the “Company”), to purchase up to $25 million (or 442,478 shares) of its common stock, $0.01 par value per share (“Shares” or “Common Stock”), at $56.50 per Share, which equals the per share net asset value of the Company as of June 30, 2012. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 15, 2012, attached hereto as Exhibit (a)(1)(B) (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), attached hereto as Exhibit (a)(1)(C), which, together with any amendments or supplements to either, collectively constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name of the issuer is Jones Lang LaSalle Income Property Trust, Inc. and the address and telephone number of its principal executive offices are 200 East Randolph Drive, Chicago, Illinois 60601, (312) 782-5800.

(b)	The title of the subject class of securities is the Company’s undesignated common stock, $0.01 par value per share. As of the close of business on August 9, 2012, there were 5,046,315 Shares issued and outstanding.

(c)	There is no established trading market for the Shares.

Item 3. Identity and Background of Filing Person.

(a)	The Company is also the filing person. The Company’s address and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under “Certain Information About the Company” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Price; Number of Shares; Expiration Time,” “Procedures for Tendering Shares,” “Amount of Tenders,” “Withdrawal Rights,” “Repurchase and Payment,” “Certain Effects of the Offer,” “Certain Federal Income Tax Consequences,” and “Extension of Tender Period; Termination; Amendments” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under “Certain Information About the Company” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)	Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)–(b)	The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Certain Effects of the Offer” is incorporated herein by reference.

(c)	Not applicable.

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Item 7. Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the Offer to Purchase under “Source and Amount of Funds” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under “Conditions of the Offer” is incorporated herein by reference. There are no alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.

(d)	No part of the funds or other consideration required is, or is expected, to be borrowed, directly or indirectly, for the purpose of this transaction.

Item 8. Interest in Securities of the Subject Company.

(a)–(b)	The information set forth in the Offer to Purchase under “Certain Information About the Company” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase under “Miscellaneous” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

None.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

By:	/s/ C. ALLAN SWARINGEN

Name:	C. Allan Swaringen
Title:	Chief Executive Officer and President

Date: August 15, 2012

Exhibit Index

Exhibit Number	Description

(a)(1)(A)*	Form of Cover Letter to the Offer to Purchase and Letter of Transmittal.

(a)(1)(B)*	Offer to Purchase, dated August 15, 2012.

(a)(1)(C)*	Form of Letter of Transmittal.

(a)(1)(D)*	Form of Notice of Withdrawal.

*	Filed herewith.